UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SORRENTO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

83587F202

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒     Rule 13d-1(c)

☐      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 7 Pages

CUSIP No. 83587F202

1	Name of Reporting Person Asia Pacific MedTech (BVI) Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

number of shares beneficially owned by each reporting person with	5	Sole Voting Power 3,549,074 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,549,074 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,549,074 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 1.3% (2)
12	Type of Reporting Person (See Instructions) CO

(1) Comprised of 2,836,062 shares of the Issuer’s common stock (“Common Stock”) held directly by Asia Pacific MedTech (BVI) Limited (“Asia Pacific”) and 713,012 shares of Common Stock issuable upon exercise of a warrant issued by the Issuer to Asia Pacific on June 13, 2018 (the “Warrant”).

(2) Percentage based on: (a) 262,938,148 shares of Common Stock outstanding as of October 23, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2020, plus (b) 713,012 shares of Common Stock issuable upon exercise of the Warrant.

Page 3 of 7 Pages

CUSIP No. 83587F202

1	Name of Reporting Person Nana Gu
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Saint Christopher (St. Kitts) and Nevis

number of shares beneficially owned by each reporting person with	5	Sole Voting Power 3,549,074 (3)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,549,074 (3)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,549,074 (3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 1.3% (4)
12	Type of Reporting Person (See Instructions) IN

(3) Comprised of 2,836,062 shares of Common Stock held directly by Asia Pacific and 713,012 shares of Common Stock issuable upon exercise of the Warrant.

(4) Percentage based on: (a) 262,938,148 shares of Common Stock outstanding as of October 23, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2020, plus (b) 713,012 shares of Common Stock issuable upon exercise of the Warrant.

Page 4 of 7 Pages

Item 1.

(a)       Name of Issuer

Sorrento Therapeutics, Inc.

(b)       Address of Issuer’s Principal Executive Offices

4955 Directors Place

San Diego, CA 92121

Item 2.

(a)       Names of Persons Filing

Asia Pacific MedTech (BVI) Limited (“Asia Pacific”)
Nana Gu

(b)       Address of Principal Business office or, if None, Residence

c/o Offshore Incorporations Limited
P.O. Box 957
Offshore Incorporations Centre
Road Town, Tortola
British Virgin Islands

(c)       Citizenship

Asia Pacific: British Virgin Islands
Nana Gu: Saint Christopher (St. Kitts) and Nevis

(d)       Title of Class of Securities

Common Stock, $0.0001 par value

(e)       CUSIP Number

83587F202

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)    ☐   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)    ☐   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)    ☐   nsurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)    ☐   Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)    ☐   An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

Page 5 of 7 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4.	Ownership.

(a)       Amount beneficially owned:

3,549,074 *

(b)       Percent of class:

1.3%**

(c)       Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

3,549,074 *

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

3,549,074 *

(iv)	Shared power to dispose or to direct the disposition of:

0

*	Comprised of 2,836,062 shares of Common Stock held directly by Asia Pacific and 713,012 shares of Common Stock issuable upon exercise of a warrant issued by the Issuer to Asia Pacific on June 13, 2018 (the “Warrant”). Nana Gu is the sole director and sole shareholder of Asia Pacific and has voting and dispositive power over the shares and the Warrant held by Asia Pacific.

**	Percentage based on: (a) 262,938,148 shares of Common Stock outstanding as of October 23, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2020, plus (b) 713,012 shares of Common Stock issuable upon exercise of the Warrant.

Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2021

Asia Pacific MedTech (BVI) Limited

By:	/s/ Nana Gu
Name: Nana Gu Title: Director

/s/ Nana Gu
Nana Gu